UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

July 8, 2024

(Date of Report)

NV REIT LLC

(Exact name of registrant as specified in its charter)

Delaware	88-4084839
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

5227 N. 7th Street Phoenix, AZ	85104
(Address of principal executive offices)	(Zip Code)

602-714-1555
Registrant’s telephone number, including area code

Class A Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Change of Manager and Transfer of Common Shares

Neighborhood Management LLC, an Arizona limited liability company, has replaced Neighborhood Ventures, Inc., a Delaware corporation, as “manager” of the Company within the meaning of 6 Del. C. §18-101(12).

Neighborhood Ventures, Inc. has also transferred its entire interest in the Company, represented as 1,000,000 Common Shares, to Neighborhood Management LLC.

Neighborhood Ventures, Inc. and Neighborhood Management LLC are controlled by the same individuals – Jamison Manwaring and John Kobierowski. Further, Neighborhood Management LLC is a subsidiary of Neighborhood Ventures, Inc.

The Company’s LLC Agreement has been amended to reflect the changes.

Change to Investment Strategy For Type B Projects

The Company has updated the section in the Offering Circular captioned “Investment Strategy” to provide as follows with regard to the interest rate for Type B Projects:

All investments in Type B Projects will be made in the form of “mezzanine debt.” By that we mean loans with the following characteristics:

●	Unsecured

●	A term of 2-3 years

●	An interest rate of approximately 9-15% based on current market conditions which are reviewed quarterly

EXHIBITS

Exhibit 1A-2D	First Amendment to LLC Agreement
Exhibit 1A-6B	Management Services Agreement 6.28.24

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on July 1, 2024.

NV REIT LLC

	By:	Neighborhood Management LLC, as Manager

	By	/s/ Jamison Manwaring
Jamison Manwaring, Manager

DATED: July 8, 2024

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